UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Press Release

Cadeler signs firm contracts with ScottishPower Renewables for East Anglia TWO foundation and turbine transportation and installation

Copenhagen, 5 November 2024 — Cadeler A/S (“Cadeler”) today announces the signing of firm contracts for the transportation and installation of 64 x 15MW offshore wind turbine generators (“WTGs”) as well as the foundations for the East Anglia TWO Offshore Wind Farm, being developed by ScottishPower Renewables (a member of the Iberdrola Group) off the coast of the UK. The aggregate value of these contracts to Cadeler is projected to fall within the range of EUR 360 – 382 million. The offshore works are set to commence in 2027 and will see the use of one of Cadeler’s newbuild A-class vessels.

In September 2024, the UK government announced the results of its latest auction for the award of contracts critical to the outbuild of new offshore wind farms. The awards included 960MW capacity allocated to ScottishPower Renewables’ £4 billion East Anglia TWO Offshore Wind Farm. East Anglia TWO will be located in the southern region of the North Sea, off the East Coast of England, and is expected to feature 64 x 15MW turbines, with the capacity to power the equivalent of almost one million homes each year.

Strong position in the foundations space

Cadeler will be responsible for the transportation and installation of both the foundations and the WTGs for East Anglia TWO. The project will see the use of one of Cadeler’s A-class newbuild vessels, together with an O-class vessel from Cadeler’s existing fleet. This combination demonstrates Cadeler’s fleet flexibility and its ability to maximize efficiency and synergies across vessel classes.

Mikkel Gleerup, CEO of Cadeler, said: “This project underlines that our strategic decisions are in sync with our customers’ needs and the demands that we see in the market. With our six newbuilds on their way, Cadeler will deliver even greater flexibility and offer still improved efficiency for our clients, with solutions for even more complex projects. The East Anglia TWO project reinforces Cadeler’s strong position as a full-service T&I provider in the foundations space and our pivotal role in driving the transition to renewable offshore wind energy”.

Cadeler’s partnership with ScottishPower Renewables on East Anglia TWO, announced today, reflects the execution of firm contracts for a portion of the work contemplated by a reservation agreement Cadeler disclosed in May 2024.

Encouraging auction round

The offshore installation work for East Anglia TWO is set to commence in 2027 and, when finalised, the wind farm has the potential to make a substantial contribution to the UK government’s 2030 clean energy targets.

Mikkel Gleerup, CEO of Cadeler, said: “The results of the UK government’s Auction Round 6 are encouraging a focus on continued investment and further commitments to the green transition, with offshore wind energy set to play a crucial role in the energy mix of tomorrow.”

Charlie Jordan, ScottishPower Renewables CEO, said: “Following our recent auction success, we’ve been moving with pace and purpose to confirm the supply chain for East Anglia TWO, so it’s great to have Cadeler on board supporting this vital clean energy project, which will power almost one million homes with green electricity.

“East Anglia is the heart of our offshore wind operations in the UK and a vitally important region for us with one operational wind farm, another under construction and the supply chain now being confirmed for our third, enabling us to get out there and deliver a cleaner, greener and better future, quicker.”

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer